January 13, 2016

To: Barbara C. Jacobs

      Assistant Director

      United States Security and Exchange Commission

Re: Global Gard, Inc.

Amendment No.7 to Registration Statement on Form S-1

Filed November 17, 2015

File No. 333-203400

In response to your letter dated November 19, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Global Gard, Inc. (the “Company”).  Amendment No. 8 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to your comments.  For your convenience, we have reproduced below the comments contained in your November 17, 2015 letter immediately before our response.

 General

1. Please update your financial statements to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

RESPONSE: We have updated financial statements and auditor’s consent letter to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374